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                               July 12, 2021

       Jeffrey E. Kirt
       Chief Executive Officer
       Greenidge Generation Holdings Inc.
       590 Plant Road
       Dresden, NY 14441

                                                        Re: Greenidge
Generation Holdings Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 25, 2021
                                                            File No. 333-255741

       Dear Mr. Kirt:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2021 letter.

       Amendment No. 1 to Form S-4

       Cover page

   1. Please move the disclosure provided in response to prior comment 1 from the registration statement cover page to
the proxy statement/prospectus cover page.
       Note 1 - Description of Transaction and basis of Presentation, page 28

   2. You state that your pro forma information has been prepared based on a preliminary estimate of fair value
from a third-party valuation firm. To the extent you relied upon a third-party valuation
specialist, please disclose the name of the specialist and include the expert's consent
pursuant to Securities Act Rule 436(b) of Regulation C. Alternatively,
                                                        clarify your reference
to this third-party valuation. Refer to Question 141.02 of our
 Jeffrey E. Kirt
FirstName  LastNameJeffrey E. Kirt
Greenidge Generation Holdings Inc.
Comapany
July        NameGreenidge Generation Holdings Inc.
     12, 2021
July 12,
Page  2 2021 Page 2
FirstName LastName
         Compliance and Disclosure Interpretations on Securities Act Sections for additional guidance.
Note 4 - Pro forma adjustments, page 29

3. As your intangible assets expected to be recorded are comprised of different assets that will be amortized over different periods, please revise footnote (f) to separately present the portion of the adjustment related to each intangible. Alternatively, revise to disclose the estimated intangible asset separately for each type of intangible. Also, disclose the method used to determine the amortization expense Refer to Article 11-02(a)(8) of
         Regulation S-X.
4. We note that footnote (h) includes adjustments for D&O insurance yet to be incurred.
         Please tell us whether this is related to your reorganization or to the merger with Support.
         To the extent that this, or any other adjustment included, relates to your reorganization, please revise your footnote to provide separate quantification of the portion of the adjustment related to the reorganization and the merger. Refer to
Article 11-02(b)(4)(ii)
         of Regulation S-X. You also state that this adjustment includes an amount for the estimated value of the Investor Fee based upon the percent ownership and the estimated valuation of the combined entity; however, this is separately reflected in adjustment (e).
         Please explain or revise.
5. Please refer to prior comment 3. We note that you present the income tax impacts for both the merger and your reorganization in one adjustment. Please revise footnote (i) to separately quantify the portion of the adjustment related to the merger and the portion related to your reorganization.
Reasons for the Merger, page 73

6. In response to prior comment 12, you indicate that Greenidge does not believe that any changes in mining economics since the announcement of the proposed Merger have materially affected the projected financial information included in the materials disseminated by Greenidge and Support in connection with the announcement of the proposed Merger. Please disclose and discuss the decrease in the price of bitcoin since the
         Greenidge projections were prepared and why this would not materially impact the
         Greenidge projections. In this regard, you indicate on page 89 that the Greenidge projections were based on a revenue rate of $325/MWh, implying a bitcoin price of approximately $51,000.
Support Projections, page 88

7. We note the assumptions underlying the Support projections disclosed in response to prior comment 13. Please discuss the extent to which the assumptions do not reflect recent historical trends experienced by Support and why these assumptions were made.
 Jeffrey E. Kirt
FirstName  LastNameJeffrey E. Kirt
Greenidge Generation Holdings Inc.
Comapany
July        NameGreenidge Generation Holdings Inc.
     12, 2021
July 12,
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FirstName LastName
Greenidge Projections, page 89

8. We note the assumptions underlying the Greenidge projections disclosed in response to prior comment 14. Please provide more information about the bases for the assumptions and why they were chosen. For example,
             Disclose how each assumption compares to the then-current rates as well as to historical trends.
             In light of volatility in both the bitcoin and gas and power markets, explain why
             Greenidge prepared projections through 2025 and applied the same assumptions to all periods.
             Disclose whether the projections take into consideration the bitcoin block reward halving expected to occur in 2024.
The Power Generation Industry in New York State, page 125

9. The following disclosures you added on page 125 in response to prior comment 20 appear to be inconsistent. Please revise or clarify your disclosure to better explain the distinction:
             "It is possible that supply side constraints may impact the ability of our suppliers to timely fulfill our open orders."
             "Greenidge does not anticipate any supply side constraints to impact the ability of its suppliers to deliver on the remaining miners not yet manufactured."
Legal Proceedings, page 133

10. Please provide all the disclosure required by Item 103 of Regulation S-K for the six complaints filed since the announcement of the merger, including the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto.
Management's Discussion and Analysis of Financial Condition and Results of Operations for
Greenidge
Overview, page 134

11. We note your revisions provided in response to prior comment 23. Please further revise to address the following:
             You disclose that your behind-the-meter power generation capability provides a stable, cost-effective source of power. However, you disclose in a risk factor that market prices for natural gas, among other things, is volatile, unpredictable and tends to fluctuate substantially. Please disclose the reasons why you believe you have a stable, cost-effective source of power in light of your risk factor disclosure.
             Discuss the trends in the natural gas market during your reported periods and whether those trends are consistent with past or future expected trends. Disclose the material factors that could cause volatility in the natural gas supply
             market and discuss the steps you are taking to mitigate such factors on your results of operations, if any.
 Jeffrey E. Kirt
FirstName  LastNameJeffrey E. Kirt
Greenidge Generation Holdings Inc.
Comapany
July        NameGreenidge Generation Holdings Inc.
     12, 2021
July 12,
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                Disclose specifically whether any of your natural gas purchase contracts are hedged at the balance sheet dates or were hedged during the reporting periods and discuss any impacts on your results of operations.
Results of Operations
Comparison of Quarters Ended March 31, 2021 and 2020, page 135

12. You disclose that there are no specific cryptocurrency customers due to the nature of bitcoin. However, in your financial statements, you state that your contracts are with the mining pool operators. Please tell us whether you consider the mining pool operator to be your customer and if so, disclose any concentrations accordingly.
13. You disclose that the 293.1% increase in cryptocurrency mining revenue in the quarter ended March 31, 2021 compared to the prior year's quarter was attributable to your increased mining fleet and average hash rate. However, on page 139, you disclose that the number of bitcoins mined for this quarter was 212 compared to 282 for the prior year's quarter. Please discuss how the price of bitcoin factored into the amount of revenues generated from cryptocurrency mining. Provide a discussion of trends in bitcoin pricing and how it impacts your results of operations.
Key Metrics and Non-GAAP Financial Measures, page 139

14. We note that you present cash cost for MWh for both your bitcoin mining and power generation activities. As cash cost appears to be a non-GAAP measure, please revise to disclose the relevant GAAP measure with greater prominence, reconcile this measure to the GAAP measure and provide disclosure about why cash cost provides useful information to investors. Refer to Item 10(e) of Regulation S-K and SEC Release No. 33-
         8176.
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

15. Please tell us why your auditors appear to have issued their audit report in draft form and revise to include a properly dated and signed opinion pursuant to Rule 2-02(a) of
         Regulation S-X. Also, tell us why you have not filled in the date through which subsequent events were evaluated in Note 13 of your unaudited interim financial statements. Refer to ASC 855-10-50-1(a).
Consolidated Statement of Operations, page F-4

16. We note your response to prior comment 36. As the generation of power appears directly related to the generation of both your digital assets and power generation revenues, please provide additional information as to why you do not allocate any plant infrastructure depreciation to your cost of revenue for either revenue stream. Tell us what assets the depreciation on plant infrastructure relates to as well as how you concluded that these assets do not contribute to revenue generation.
 Jeffrey E. Kirt
Greenidge Generation Holdings Inc.
July 12, 2021
Page 5
Note 11. Subsequent Events, page F-21

17. Please revise the share information presented herein to reflect your 4 for 1 stock split in
      March of 2021. Refer to ASC 855-10-25-4 and SAB Topic 4.C.
Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidated Balance Sheets, page F-24

18. You state that as a result of the corporate restructuring in January 2021, Greenidge is the successor entity for accounting purposes to GGH LLC and the financial information presented is that of GGH LLC through January 29, 2021 and Greenidge thereafter. Please revise to reflect the units that were outstanding at December 31, 2020 in your interim period balance sheet disclosures. Also, include a discussion in Note 2 to such financials regarding the predecessor/successor financial statement presentation. Condensed Consolidated Statements of Operations (Unaudited), page F-25

19. Please present a measure of earnings per share on the face of your income statement for the period during which your common stock was outstanding. Refer to ASC 260-10-45-2.
       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at (202) 551-3350 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameJeffrey E. Kirt
                                                             Division of
Corporation Finance
Comapany NameGreenidge Generation Holdings Inc.
                                                             Office of
Technology
July 12, 2021 Page 5
cc:       Christopher M. Zochowski, Esq.
FirstName LastName